Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

February 22, 2021

Item 3. News Release

News Release dated February 22, 2021 was disseminated through PR Newswire.

Item 4. Summary of Material Change

The Company completed its prospectus offering announced on February 11, 2021 for the issuance of a total of 15,007,500 common shares at a price of U.S.$9.20 per common share for gross proceeds of U.S.$138,069,000, including exercise of the over-allotment option in full.

Item 5.1  Full Description of Material Change

The Company completed its prospectus offering announced on February 11, 2021 for the issuance of a total of 15,007,500 common shares at a price of U.S.$9.20 per common share for gross proceeds of U.S.$138,069,000, including exercise of the over-allotment option in full (the "Offering").  The Offering was co-led by Scotia Capital Inc., Raymond James Ltd. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters that included PI Financial Corp. and BMO Nesbitt Burns Inc.

The Company plans to use the net proceeds of the Offering to expand its Las Chispas property resources and reserves through further drilling, to optimize the planned Las Chispas mine and processing plant design, to explore regional targets near Las Chispas, and for general working capital purposes.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

February 24, 2021

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